June 22, 2010
Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
Letter of Comment dated November 24, 2009
File No. 333-161600

Ms. Fisher:

Attached for filing with the Securities and Exchange Commission is Amendment No.2 to the Manthey Redmond Corporation registration statement on Form S-1.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Jay Mumford, the Staff Attorney of record for this offering, and Dennis Hult the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated November 24, 2009 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

The Business

1.	The requested disclosure has been amended and appears on page 1 of the prospectus.

2.	The requested disclosure has been added and appears beginning on page 1 of the prospectus.

3.	The requested disclosure has been added and appears beginning on page 1 of the prospectus.

4.	The requested disclosure has been revised and appears on page 2 of the prospectus.

Cassidy & Associates letter	Page Number 2

Risk Factors

5.	The requested risk factor has been amended and appears on page 4 of the prospectus.

6.	The requested risk factor has been amended and appears on page 5 of the prospectus.

7.	The requested risk factor has been amended and appears on page 5 of the prospectus.

Determination of Offering Price

8.	The disclosure has been amended and appears on page 7 of the prospectus.

Selling Shareholders

9.	None of the selling stockholders are broker-dealers or affiliates of broker-dealers. Allied Securities Inc. is simply an entity created to serve as a holding company for use by a single shareholder.

Resales of Securities

10.	The noted disclosure has been removed.

Additional Information Describing Securities

11.
The Staff’s comment is noted but the registrant believes that the first several paragraphs of the disclosure in this section discuss the basic parameters of the rights of the holders of the common stock.  The reference to the Delaware statutes is made for those investors who may wish to further explore more arcane questions pertaining to their particular situation only.  To attempt to outline the Delaware Law, other than the basic shareholder rights already described in the document, would be unduly lengthy, possibly confusing and likely not germane to an investment decision.

The Business

Development Agreement with Manthey Holdings Pty

12.	The requested disclosure has been added and appears on page 15 of the prospectus.

Manthey Redmond Eco Engine

13.	The requested disclosure has been added and appears on page 15 of the prospectus. A risk factor has also been added and appears on page 4 of the prospectus.

Background

14.	The requested disclosure has been added and appears on page 16 of the prospectus.

Cassidy & Associates letter	Page Number 3

Experts

15.	The law firm of Cassidy & Associates will issue the opinion letter, a member of the firm will sign the letter on behalf of the firm but typically is not named in the prospectus.

Financial Statements

16.	The financial statements as of March 31, 2010 have been updated and included in this Form S-1 amendment to comply with Rule 8-08 of Regulation S-X.

17.	We have obtained an updated accountant’s consent with the report date as indicated in their audit report and attached to this Form S-1 amendment.

Note 3. Related party Transactions

18.
We have revised our disclosures in the notes regarding the accounting treatment of the investment payments received from Manthey Redmond (Aust) and properly recorded the $39,925 and $955 received in November 2009 and March 2010, respectively as additional paid-in capital.

19.
We advise that we have formed the view that a relationship of predecessor-successor does not exist between the Registrant and Manthey Redmond (Aust) Pty Limited (“the Australian entity”) and set out a number of factual matters below that explain how we have reached this conclusion.

A- intellectual property assets and core activities of each enterprise

The Australian entity's “core activity” is to develop products in the fields of mechanical and electrical engineering based on the inventiveness of Steven Manthey. This intellectual property portfolio is refined through strategic prototyping and computer modeling- the staging of prototyping is linked to commercial considerations.

Significantly, only one of the Australian entity’s products (ie. the Eco-engine) has been licensed to the Registrant. All other products noted below that have been designed by Steven Manthey remain the property of the Australian entity. As such, the Registrant and Australian entity do not represent a consolidation of the original joint venture formed between Manthey interests and Redmond interests. Instead, the intellectual property assets created by the Australian entity prior to the formation of the Registrant (and since its formation), remain the exclusive property of the Australian entity with the exception of the Eco-Engine that has been licensed.

It is noted that the “core activity” of the Registrant as set out in the Filing will be to seek to generate revenue in the United States through the fostering of “co-development agreements”; and in the longer term, from licensing and the sale of “units” incorporating the Eco-engine. These activities it is submitted do not represent a continuation of the Australian entity’'s “core activity”; but instead, represent activities typical of a licensee seeking to exploit its leased technology. For completeness, we have set out below a list of the various concepts currently under development by the Australian entity. We also note in passing two matters: (i), the Ecoengine was the first concept developed; and secondly (ii), development of the EcoEngine has dominated actual engineering costs to date due to the nature of this particular invention.

Cassidy & Associates letter	Page Number 4

In 2008, the Australian entity designed and built a “cam apparatus” that converts linear motion to rotary motion more efficiently. This research in the field of mechanical engineering, whilst relatively inexpensive with most of the research conducted by computer modeling, has involved the manufacture of two prototypes. These two simple versions of the device were constructed to demonstrate the concept. Market application for this “cam apparatus” relates to bicycles, wheel chairs, medical equipment and other apparatus that are dependent on the conversion of linear motion to rotary motion. It is noted that this prototyping of the “cam apparatus” was conducted prior to the formation of the Registrant.

The Australian entity has also conducted design research on a revolutionary “winch” aimed at the marine market. No prototypes have been built at this stage as it would require a commitment of resources not currently available, but computer modeling is complete. Prototyping is expected to commence within 12 months for this particular invention.

The Australian entity has also conducted design research for a new configuration of industrial dryers and washers. Again, no actual prototyping has commenced at this stage beyond computer modeling given that the engineering resources have been committed predominately to the Eco-Engine- although the development facility did acquire a third CNC Machining Center in 2009 in part to increase its capacity to built prototypes of Mr Manthey's various concepts.

B-  Investment Agreement, Patent Agreement, Development Agreement

The formalization of the relationship between the Registrant and Australian entity also excludes a characterization of predecessor-successor between the two enterprises. The overarching structure of the three Agreements was to provide the Registrant with “setup” resources that would enable it to commence its core activity of solicitation of “codevelopment agreements” so as to commercialize the Eco-engine in the United States.

To this end, it received a global non-exclusive licence of the Technology relating to this product. Under the Patent Licence Agreement, it did not receive an entitlement to any other technology owned by the Australian entity as it was never conceived as a “successor” operation nor was their any intention to discontinue the “core activity” of the Australian entity. In addition to the intellectual property asset, it was envisaged that the Registrant would also require capital and a capacity to build prototypes for demonstration with the various potential “co-development partners”. It was calculated that this “setup” stage would take between 6 months and 3 years. Thereafter it was envisaged that the Registrant would then be adequately resourced from revenue flowing from “co-development agreements” to fund its exploitation of the technology. As such the investment agreement was conceived as a means of providing “setup” capital for a finite period with a view that a royalty would ultimately flow.

Cassidy & Associates letter	Page Number 5

Further, As the Registrant was not considered a “successor” enterprise to the Australian entity, a direct engineering relationship with the Australian entity was not considered. Instead, the Development Agreement was formalized to enable the Registrant to conduct its core activity of fostering “co-development agreements”. It was envisaged that the Development Agreement would enable the Registrant to maintain direct control over what prototyping it specifically required to pursue this core activity.

In summary, the three agreements together support a characterization of licensor licensee with the licensor providing initial setup resources to enable the licensee to conduct activities that are typical of a licensee of technology of this kind; activities that do not represent a continuation of the Australian entity's own activities.

C-  Regulation S-X

With reference to Regulation S-X and in particular section 210.3A that deals with consolidated financial statements, we note that the presumption that consolidated financial statements should be filed would normally arise if the Registrant held controlling interests in other entities. The presumption is rebutted in this instance as the Registrant holds no direct or indirect interest in the Australian entity or any other entity.

Further, given that the purpose of the inclusion of consolidated financial statements under this Regulation is to “clearly exhibit the Registrant’s financial position and results of operations of the Registrant” (see 3A-02), consolidation of the Australian entity’s financials would not achieve this objective. Specifically, the Registrant is not entitled to claim any Losses incurred by the Australian entity as part of its financial position nor do these Losses reflect the Registrant's own operations. As such, consolidation would not provide a fair presentation of the Registrant's financial position and may lead to misinterpretation.

D- Office holders

In response to your query regarding officer holders, we note that the Australian entity is managed by its three directors, with Timothy Redmond also acting as the company’s secretary and this was the case both prior and since the consummation of the License Agreement.

E- Joint Venture Assets and Research and Development Expenditure

The Australian entity did not hold any assets nor did it include any patents on its books as at September 30, 2009. No patent applications have been lodged with response to any of the inventions noted above as development of each invention continues.

Notwithstanding no patent applications have been lodged by the Australian entity, it did lodge a provisional patent for the Eco-engine as this particular invention is likely to be demonstrated outside of the research facility shortly. It is noted that a provisional patent does not provide any proprietary rights- it merely establishes a "date" that the Australian entity can later rely on should it file a patent application for this particular invention. For completeness, it is noted that there is no need to lodge a provisional patent during development of inventions at the facility unless there is an intention to demonstrate that particular invention outside the facility.

Cassidy & Associates letter	Page Number 6

In response to your query regarding the $1.5 million, we advise that a substantial part of the $1.5 million was paid to the Manthey Holdings facility and not all of these funds were spent directly on research and development of the Eco-engine.

Funds paid to the Manthey Holdings’ facility were also used to expand the facility by adding "extensions" and also upgrade engineering equipment. These improvements were deemed necessary for the future of the Manthey Redmond Joint Venture so that it can develop a number of products. In addition, funds paid to the facility were also used to cover the labor costs of employees and contractors at the facility who work on Mr. Manthey's numerous inventions.

20.	The requested disclosure has been added and appears on page 15 of the prospectus..

Signatures

21.	The noted amendment has been made and appears on the signature page of the registration statement.

Lee W. Cassidy